FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MARCH, 2006

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

789 Pender Street West, Suite #570, Vancouver, B.C. Canada, V6C 1H2

(Address of principal executive offices)

Attachments:

1.

News Release dated March 3, 2006- Int. KRL and Logan Appoint Natasha Blackburn to Director, Corporate Development

2.

News Release dated March 16, 2006- Heidi Property 43-101 Report

3.

News Release dated March 23, 2006- Albert Creek Property Option

4.

News Release dated March 28, 2006- Brokered Private Placement

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MISCELLANEOUS CORP.

(Registrant)

Date:  11 April, 2006

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

LOGAN RESOURCES LTD.

TSX-V: LGR

NEWS RELEASE

TRADING SYMBOL - LGR (TSX-V)

            LGREF: PK (USA)

DATE: March 3, 2006

______________________________________________________________________________________

International KRL Resources Corp. and Logan Resources Ltd. Appoint Natasha Blackburn to Director, Corporate Development

Vancouver, Canada: International KRL Resources Corp. (IRK:TSX-V) and Logan Resources Ltd. (LGR:TSX-V), a related company with certain common directors, today announced that they have appointed Natasha Blackburn of Vancouver B.C., to the position of Director of Corporate Development.

Ms. Blackburn will be engaged in business development and investor relations activities on behalf of both companies. Under the terms of the agreement, which is effective March 3, 2006, International KRL Resources and Logan Resources will each pay Ms. Blackburn a salary of $50,000 per year.  Ms. Blackburn will devote her time, on a 50/50 basis, to International KRL Resources and Logan Resources, which have agreed to joint and several liability for Ms. Blackburn’s salary. Both International KRL Resources and Logan Resources have also agreed to grant 250,000 incentive stock options to Ms. Blackburn. As of the date of this release, International KRL has granted 250,000 options and Logan has granted 150,000 options to Ms. Blackburn which are exercisable at a price of $0.50 per share for a period of 2 years. Logan shall grant the balance of the options to Ms. Blackburn as soon as permitted under its plan. The options shall vest on the basis of 25% every three months, and any shares issued upon exercise of the options will be subject to a hold period of four months from the date of this release.  The agreement with Ms. Blackburn is subject to the acceptance of the TSX Venture Exchange.

Ms. Blackburn possesses considerable experience and an extensive relationship base in the financial services business.  Prior to joining International KRL Resources and Logan Resources, Ms. Blackburn spent nearly five years working with CNQ, Canada’s New Stock Exchange, in numerous positions since its inception.  At CNQ, Ms. Blackburn played an instrumental role engaging the dealer community, signing the participating investment dealers and expanding the awareness of the new market. In addition, she opened CNQ’s first business development office in Vancouver in 2005, successfully generating business and market development opportunities while managing dealer liaison and communication nationally.  Before joining CNQ in July 2001, Ms. Blackburn spent several years at Hume, Kieran Inc. providing investor relations services to TSX and TSX-V listed companies. Ms. Blackburn has a B.A. from Carleton University in Ottawa, Ontario.

International KRL Resources Corp. is a mining exploration company engaged in the acquisition, exploration and development of mineral properties. The Company is currently exploring for uranium, copper, and gold in the Yukon Territory, Saskatchewan, Ontario and British Columbia.  A 15,000-metre drill program will be commencing on the 100%-owned NOR property in June 2006.  For more information on the properties and International KRL Resources Corp. please visit www.krl.net and SEDAR and EDGAR websites.

Logan Resources Ltd. is a mining exploration company with promising projects in the Yukon Territory, Saskatchewan's uranium-rich Athabasca Basin and in British Columbia. The Company is led by management that has extensive experience and success in the mining industry.  Drilling will commence on Logan’s Shell Creek and Heidi projects in June 2006. For more information on the properties and Logan Resources Ltd. please visit www.loganresources.ca and SEDAR and EDGAR websites.

Both Logan Resources Ltd. and International KRL Resources Corp. will be exhibiting at the PDAC at the Toronto Convention Centre March 5-8, 2006 in Booth # 2003.

On behalf of the Board of Directors of International KRL Resources Corp. and Logan Resources Ltd.

ON BEHALF OF THE BOARD OF DIRECTORS,

”Seamus Young”
Seamus Young,

President, CEO

For further information contact:

Mr. Seamus Young, President and CEO

Telephone: (604) 689-0299
facsimile: (604) 689-0288
email: syoung@loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

LOGAN RESOURCES LTD.

TSX-V: LGR

NEWS RELEASE

TRADING SYMBOL - LGR (TSX-V)

            LGREF: PK (USA)

DATE: March 16, 2006

______________________________________________________________________________________

LOGAN RESOURCES LTD. FILES 43-101 REPORT ON ITS HEIDI PROPERTY

Logan Resources Ltd. (the Company) today announced that it has filed with the B.C. Securities Commission an independent NI 43-101 compliant report on its Heidi Property in the Mayo Mining District, Yukon.  The author of this report is Mr. Peter T. George, P. Geo., a consulting geologist based in Hamilton, Ontario.

The 100% owned Heidi Property is comprised of 54 mining claims covering approximately 1,000 hectares,  located approximately 95 km east-northeast of Dawson, Yukon and approximately 30 km east of the Dempster Highway.

The property was originally discovered by Homestake Canada Limited in 1995 while looking for a POGO type deposit. An induced polarization survey conducted by Logan Resources Ltd. in 2004 coincides with Homestake’s soil gold-arsenic geochemical anomalies. Mineralization consists of massive to disseminated stratabound arsenopyrite, pyrite and stibnite/jamesonite in Proterozoic limestone and calcareous grit units.  This mineralization is thought to be probably related to a middle Cretaceous Tombstone-type intrusive which has not been exposed by erosion.  The target area is proximal epithermal gold mineralization in the alteration zone at the upper contact of the intrusive. Homestake allowed the property to lapse in 1996 after completing a program of prospecting, mapping, soil sampling and trench sampling.  Trench results returned values up to 2.93 g/t gold.

The report by Mr. George reviews the results of earlier work by Homestake (1995 – 1996) and work completed in 2003 by the vendor, which consisted of further geochemical sampling, a magnetometer survey and several induced polarization test lines across coincident gold–arsenic geochemical anomalies.  Company sampling during the course of its 2004 due diligence examination confirmed gold values reported by Homestake and independent grab samples which assayed up to 19.9 g/t gold.

Based on the results of both historical work (Homestake, 1995-1996), work by the vendor (2003) and the Company (2004), Mr. George concludes that the geological setting of the Heidi Property is permissive for epithermal gold mineralization in association with Tombstone Intrusives. He recommends an initial program of drilling of 1,600 metres in 8 holes to evaluate the current target area.  If successful, this would be followed by induced polarization and in-fill drilling.  The estimated cost of the initial Phase 1 budget is $480,000 and the estimated cost of the Phase 2 budget is $1,565,000 resulting in a total estimated budget estimate for Phases 1 and 2 of $2,045,000.

The NI 43-101 compliant report on the Heidi Property is available for review on SEDAR. The Qualified Person for the Heidi Property is Michael Sanguinetti, P.Eng. Logan Resources Ltd. is a mining exploration company engaged in the acquisition, exploration and development of mineral properties. The Company currently owns five precious and base metal properties in British Columbia, Yukon Territory and a uranium property in Saskatchewan. For more information on the properties and Logan Resources Ltd. please visit www.loganresources.ca and SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD OF DIRECTORS,

”Seamus Young”
Seamus Young,

President, CEO

For further information contact:

Mr. Seamus Young, President and CEO

Telephone: (604) 689-0299
facsimile: (604) 689-0288
email: syoung@loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

LOGAN RESOURCES LTD.

TSX-V: LGR

NEWS RELEASE

TRADING SYMBOL - LGR (TSX-V)

            LGREF: PK (USA)

DATE: March 23, 2006

______________________________________________________________________________________

LOGAN RESOURCES LTD. RECLAIMS ALBERT CREEK PROPERTY OPTION

Logan Resources Ltd. (the “Company”) today announced that it had accepted written confirmation from Forsys Metals Corp. canceling their option to acquire a 51% interest in the Albert Creek Property in British Columbia.  The option was granted pursuant to an option agreement entered into between the Company and Forsys Metals Corp. dated April 15, 2004, as amended by an Amendment Agreement dated July 16, 2004.  Forsys Metals Corp. is focusing on its projects in Namibia, Africa.

The Albert Creek property is located in the Laird Mining Division, in northern BC about 60 km west/southwest of Watson Lake, Yukon.  The regional geology is favourable for two kinds of deposits- sedimentary exhalative (Sedex) Zn-Pb-Ag and Polymetalic manto Zn-Pb-Ag.  In 2005, Logan carried out an exploration program consisting of line cutting, soil geochemistry and magnetic and horizontal loop electromagnetic geophysical surveys.  No significant mineralization was found near surface.  A report by J.L. LeBel, P.Eng (January 2006) recommends a deep penetrating electromagnetic survey to explore for mineralization at depth greater than 100 m.

The Albert Creek claims are in good standing until 2010 and the property is available for option while Logan focuses its exploration efforts this year on three of its Yukon Territory properties (Shell Creek- Cu-Au-U), (Heidi-Au) and (Cheyenne-Au-Ag-Cu). An extensive drill program is planned for all three properties this summer.

The Qualified Person for the Albert Creek Property is Michael Sanguinetti, P.Eng. Logan Resources Ltd. specializes in acquiring and developing early-stage exploration properties with the potential for large-scale deposits. Logan Resources is currently exploring for Copper-Gold-Uranium in the Yukon Territory. The Company also holds properties in BC and Saskatchewan. For more information on the properties and Logan Resources Ltd. please visit www.loganresources.ca, SEDAR and www.sec.gov websites.

ON BEHALF OF THE BOARD OF DIRECTORS,

”Seamus Young”
Seamus Young,

President, CEO

For further information contact:

Mr. Seamus Young, President and CEO

Telephone: (604) 689-0299
facsimile: (604) 689-0288
email: syoung@loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

LOGAN RESOURCES LTD.

TSX-V: LGR

NEWS RELEASE

TRADING SYMBOL - LGR (TSX-V)

            LGREF: PK (USA)

DATE: March 28, 2006

______________________________________________________________________________________

LOGAN RESOURCES ANNOUNCES $3.25 MILLION BROKERED PRIVATE PLACEMENT

Logan Resources Ltd. (the “Company”) today announced that it has arranged a brokered private placement through Pacific International Securities Inc. (“PI”).  The financing consists of 5,000,000 flow-through units at a price of $0.55 per flow through unit (the “FT Units”) and 1,000,000 non-flow through units at a price of $0.50 per non-flow through unit (the “Units”), for total gross proceeds of up to $3,250,000 (“the Offering”).

Each FT Unit shall consist of one flow-through common share and one half of one common share purchase warrant, with each whole such warrant exercisable into one common share of the Company for a period of 18 months from the closing date at a price of $0.70.

Each Unit shall consist of one common share and one half of one transferable common share purchase warrant, with each whole such warrant exercisable into one common share of the Company for a period of 18 months from the closing date at a price of $0.70.

A commission of 8% of the gross proceeds of the Offering and compensation options equal in number to 10% of the aggregate number of Units and FT Units sold will be paid and delivered to PI on closing.  PI may elect to receive a portion or all of its commission in Units.  Each compensation option entitles PI to purchase one common share at an exercise price of $0.70 for a period of 18 months from the closing.  PI has also been granted an over-allotment option to increase the number of Units and FT Units in the Offering by up to 25%.

The Company also announced a non-brokered private placement of up to 500,000 non-flow through Units for gross proceeds of up to $250,000.  Each Unit shall consist of one common share and one half of one transferable common share purchase warrant, with each whole such warrant exercisable into one common share of the Company for a period of 18 months from the closing date at a price of $0.70.  A 10% finder’s fee will be attached to the non-brokered financing payable in cash or common shares.

The Offering is subject to TSX Venture Exchange acceptance.  All securities issued pursuant to the Offering will be subject to a four-month hold period from the closing date.

The proceeds from the flow-through portion of the financing will be used on the Company’s properties in the Yukon and British Columbia.  Proceeds from the non flow-through portion of the financing will be used for working capital and general exploration.

Logan Resources specializes in acquiring and developing early-stage exploration properties with the potential to yield world-class deposits.  The Company is currently exploring for copper, gold and uranium in the Yukon Territory, British Columbia and Saskatchewan.  For more information on the properties and the Company please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD OF DIRECTORS,

”Seamus Young”
Seamus Young,

President, CEO

For further information contact:

Mr. Seamus Young, President and CEO

Telephone: (604) 689-0299
facsimile: (604) 689-0288
email: syoung@loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.